AerCap Holdings Underwriting Syndicate Members

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets LLC
JP Morgan Securities Inc.
Citigroup Global Markets Inc.
Calyon Securities (USA) Inc.